UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No.5*
                       BAYCORP HOLDINGS, LTD.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)

                           072728108
                         (CUSIP Number)

                         Alan M. Stark
                         80 Main Street
                 West Orange, New Jersey 07052
                        (973)325-8660
 (Name Address, and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                      January 2, 2003
    (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the
 following box. [   ]

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            LEON G. COOPERMAN
 ____________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _____________________________________________________________
      4)   Source of Funds:
                WC
 ______________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 ______________________________________________________________
                                    (7)  Sole voting Power
 Number of           1,655,520
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by              575,380
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                1,655,520
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                       575,380
 ____________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   2,230,900
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                26.3%

                14)  Type of Reporting Person
                IN

                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA CAPITAL PARTNERS, L.P.
            13-3628306
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
                   WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of             844,160
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by                 -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                  844,160
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                         -0-
 ___________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   844,160
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     10.0
 _______________________________________________________________
                14)  Type of Reporting Person
                PN

                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA INSTITUTIONAL PARTNERS, L.P.
            13-3633614
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
                     WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of              47,920
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by                 -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                   47,920
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                          -0-
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   47,920
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     0.6%
 _______________________________________________________________
                14)  Type of Reporting Person
                PN

                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA EQUITY INVESTORS, L.P.
            13-4136935
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
           WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of             116,200
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by               -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                  116,200
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                        -0-
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:     116,200
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     1.4%
 _______________________________________________________________
                14)  Type of Reporting Person
                PN

                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA ADVISORS, INC.
            13-3628307
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
           WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of           647,240
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by             575,380
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                647,240
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                      575,380
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   1,222,620
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     14.4%
 _______________________________________________________________
                14)  Type of Reporting Person
                IA


 Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,230,900 Shares. Of this amount, 844,160 Shares were purchased by Omega Capital Partners, L.P., at a cost of $6,145,713; 47,920 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $348,872; 647,240 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $5,442,152; 116,200 Shares were purchased by Omega Equity Investors, L.P., at a cost of $980,840; and 575,380 Shares were purchased by the Managed Account, at a cost of $3,787,227. The source of funds for the purchase of all such Shares was investment capital.
 Item 5.   Interest in Securities of the Issuer.
           Based upon the information contained in the Company's Form 10Q for the quarter ended September 30, 2002 filed with the Securities & Exchange Commission, there were issued and outstanding 8,471,569 Shares as of October 22, 2002. Omega Capital Partners, L.P., owns 844,160 Shares, or 10.0% of those outstanding; Omega Institutional Partners, L.P., owns 47,920 Shares, or 0.6% of those outstanding; Omega Equity Investors, L.P. owns 116,200 Shares, or 1.4%; Omega Overseas Partners, Ltd., owns 647,240 Shares, or 7.6% of those outstanding; and the Managed Account owns 575,380 Shares, or 6.8% of those outstanding.
           The following table details transactions by Omega Overseas Partners, Ltd. in shares of Common Stock from the last
 Schedule 13D filing on January 2, 2003 to date. All such transactions were open market sale transactions.
                 Omega Overseas Partners, Ltd.
 Date of             Shares         Price Per
 Transaction          Sold            Share
 01/02/03             5,000         $14.74
 01/06/03            40,000          14.74


 Additionally, Omega Capital Partners, L.P., on January 2, 2003
 (effective January 1, 2003) made distributions to its Limited
 Partners totaling 186,700 Shares.

                          Signature

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

 Dated: January 9, 2003


 LEON G. COOPERMAN, individually,
 as Managing Member of Omega
 Associates, L.L.C. on behalf of
 Omega Capital Partners, L.P.,
 Omega Institutional Partners, L.P.,
 Omega Capital Investors, L.P.,
 Omega Equity Investors, L.P., and
 as President of Omega Advisors, Inc.


 By /s/ ALAN M. STARK
   Alan M. Stark
   Attorney-in-Fact
 Power of Attorney on File



 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
 CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).